SIDLEY AUSTIN LLP 1001 PAGE MILL ROAD BUILDING 1 PALO ALTO, CA 94304 (650) 565 7000 (650) 565 7100 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA FOUNDED 1866	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C

October 5, 2015

Via EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ruairi Regan/Pamela Howell

Re:	Acceleration Request for CytomX Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-206658)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, CytomX Therapeutics, Inc., and of the underwriters that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 P.M., Washington, D.C. time, on October 7, 2015, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please direct any questions to me by telephone ((650) 565-7111) or by e-mail (szucker@sidley.com) or my colleague, Robert A. Ryan, by telephone ((212) 839-5931) or by e-mail (rryan@sidley.com).

Sincerely,

/s/ Sam Zucker

Sam Zucker, Esq.

(Attachments)

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships

[CytomX Therapeutics, Inc. Letterhead]

October 5, 2015

Via EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ruairi Regan/Pamela Howell

Re:	Acceleration Request for CytomX Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-206658)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CytomX Therapeutics, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-206658 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Washington, D.C. time, on October 7, 2015, or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges:

•	should the Securities and Exchange Commission (the “SEC”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Sam Zucker of Sidley Austin LLP at (650) 565-7111.

Very truly yours,

/s/ Cynthia J. Ladd

Cynthia J. Ladd, Esq.

MERRILL LYNCH, PIERCE, FENNER & SMITH

                                INCORPORATED

One Bryant Park

New York, New York 10036

JEFFERIES LLC

520 Madison Avenue

New York, New York 10022

COWEN AND COMPANY, LLC

599 Lexington Avenue, 27th Floor

New York, New York 10022

VIA EDGAR	October 5, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Washington, D.C. 20549-3628

Attention:	John Reynolds
Ruairi Regan
Pamela Howell

Re:	CytomX Therapeutics, Inc. Registration Statement on Form S-1
File No. 333-206658
Acceleration Request

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed public offering of 6,666,667 shares of common stock of CytomX Therapeutics, Inc. (the “Company”), we hereby join the Company’s request to accelerate the date of the above-referenced Registration Statement, as then amended, effective as of 4:00 p.m. (New York time) on October 7, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, we wish to advise you that we have distributed approximately 1,709 copies of the Company’s preliminary prospectus, dated September 28, 2015, through the date hereof, to underwriters, dealers, institutions and others. The undersigned have been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

Very truly yours,
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED JEFFERIES LLC COWEN AND COMPANY, LLC As representatives of the several underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Bradley Wolff
Name: Bradley Wolff
Title: Managing Director

By:	JEFFERIES LLC

By:	/s/ Ashley Delp Walker
Name: Ashley Delp Walker
Title: Managing Director

By:	COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
Name: Jason Fenton
Title: Managing Director